

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2021

Xiaofeng Peng
Chief Executive Officer
SPI Energy Co., Ltd.
#1128, 11/F, No. 52 Hung To Road
Kwun Tong, Kowloon
Hong Kong SAR, China

> **Re: SPI Energy Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed April 29, 2021**
> **File No. 001-37678**

Dear Mr. Peng:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing